Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 21 DATED JUNE 30, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions; and
●	Update our asset acquisitions.

Distributions

On May 28, 2020, our Manager authorized a daily cash distribution of $0.0015491803 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on June 1, 2020 and ending on June 30, 2020 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about July 15, 2020.

This distribution equates to approximately 6.0% on an annualized basis assuming a $9.45 per share net asset value, calculated for the period beginning June 1, 2020 and ending June 30, 2020. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Lubbock Medical Office Building – Lubbock, Texas

On June 26, 2020, we acquired a $2,926,477 joint-venture limited partnership equity investment (the “Lubbock MOB Equity Investment”) for the acquisition of Lubbock Medical Office Building (the “Lubbock MOB Property”), a 100% triple net-leased, Class B, 20,880 square-foot medical office building in Lubbock, Texas. We acquired the Lubbock MOB Equity Investment from RM Lubbock MOB, LLC, a special purpose entity of which the Company is the sole member. In addition, in connection with the Lubbock MOB Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $5,845,000 (the “Lubbock MOB Loan”). The Lubbock MOB Loan is amortizing with a fixed interest rate of 4.15% and has a term of 84 months.

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Our manager, RM Adviser, LLC (“Manager” or “RM Adviser”) is the manager of the special purpose entity in connection with the Lubbock MOB Equity Investment. RM Adviser plans to hold this asset in our portfolio as it believes it will provide consistent cash flow based on rental income from a creditworthy tenant. RM Adviser also believes there is potential for an increase in this asset’s value in connection with an extension of the current in-place lease. Given the current economic climate, we are targeting commercial assets with high-quality tenancy, and we believe the Lubbock MOB Equity Investment represents the type of acquisition envisioned by this business plan.

RM Adviser has partnered with an experienced property management firm that has a strong track record with the management and operation of medical office buildings. The property management firm currently manages 28 medical office buildings, 10 of which are located in Texas and the remaining 18 are located in 11 other states. The Lubbock MOB Property will be subject to competition from similar medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. The tenant at the Lubbock MOB Property is Covenant Health System, whose parent company is Providence St. Joseph Health which has a Moody’s Aa3 rating. Under its triple-net lease, the tenant is responsible for all expenses, including repairs and maintenance, capital expenditures, property management fees, and owner’s insurance. Covenant Health System is a dominant healthcare provider in the region; it serves most of the West Texas and New Mexico markets and has a strong presence in Lubbock with a 60% market share. The Lubbock MOB Property is adjacent to the largest hospital within the Covenant Health System network, the 394-bed Covenant Medical Center, and their new 150-bed hospital tower expecting completion in winter of 2021. Further, the Lubbock MOB Property is well located within the Lubbock Medical District, proximal to over 1,100 hospital beds.

In connection with the Lubbock MOB Equity Investment, the special purpose entity may pay our Manager or an affiliate of our Manager one or more of the fees set forth below. The following fees will be paid by the particular special purpose entity and not by us: (i) a 3.00% buyer’s brokerage fee payable to Realty Mogul Commercial Capital, Co. (“RMCC”) (a licensed real estate sales broker affiliated and under common control with RM Adviser); and (ii) a 2.00% disposition fee payable to RM Adviser on behalf of the Company. The special purpose entity will be entitled to a portion of the property management fee pursuant to the terms of the operating agreement of the special purpose entity.

RM Adviser, as the manager of the special purpose entity in connection with the Lubbock MOB Equity Investment, is also entitled to a promoted interest in an amount equal to 30% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with our Manager for their roles in the investment opportunity, including Ms. Helman.

Pensacola Marketplace Mezzanine Financing – Pensacola, FL

As previously disclosed, on June 12, 2017, we acquired a $1,125,000 mezzanine loan (the “Mezzanine Loan”) related to the refinancing of a 49,768 square foot anchored retail center in Pensacola, Florida (the “Property”). The Property was built in 2007 and has been 100% occupied since the sponsor of the transaction acquired it in 2012. The Property is currently 100% leased to Ross Dress for Less, Office Depot, and T-Mobile. The Mezzanine Loan, which represents 26% of the total financing of the Property, had a fixed interest rate of 9.75% with an original term of three years.

During the second quarter of 2020, the sponsor of the transaction executed a three-year extension of the lease with T-Mobile and a five-year extension of the lease with Ross. On June 25, 2020, we executed a one-year extension of the Mezzanine Loan, which extension has a maturity date of May 5, 2021 and a fixed interest rate of 11.75%. The borrower in connection with this financing contributed an additional $125,555 into an interest reserve held by the servicer of the Mezzanine Loan. RMCC received a modification fee of 0.25% of the Mezzanine Loan in connection with the extension. The senior lender on the Property also extended its loan by one year with a maturity date of June 5, 2021.

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